This filing is made pursuant
to Rule 424(b)(3) under
the Securities Act of
1933 in connection with
Registration No. 333-133478.
2,181,818 Shares
Youbet.com, Inc.
Common Stock
This prospectus relates to the offer and sale, from time to time, of up to 2,181,818 shares of common stock by UT Group LLC. We will not receive any of the proceeds from the sale of the common stock under this prospectus.
The prices at which the selling stockholder may sell its shares will be determined by the prevailing market price for the common stock or in privately negotiated transactions. The shares offered by this prospectus may be offered directly to investors or to or through underwriters, dealers or other agents. If any underwriters or dealers are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. Additional information regarding the selling stockholder and the times and manner in which it may offer and sell common stock under this prospectus is provided under “Selling Stockholder” and “Plan of Distribution” in this prospectus.
Our common stock is listed on the Nasdaq Capital Market under the symbol “UBET.” On May 2, 2006, the last reported sale price of our common stock was $5.39 per share.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is May 2, 2006.

About This Prospectus
This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC. The selling stockholder named in this prospectus may from time to time sell the securities described in this prospectus. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under “Where You Can Find More Information” and “Information Incorporated by Reference” below.
In this prospectus supplement “we,” “us,” “our” and “Youbet” refer to Youbet.com, Inc. only and not to IRG US Holdings Corp. and its subsidiaries, which we refer to collectively as IRG, or to United Tote Company and its subsidiaries, which we refer to collectively as United Tote, unless the context requires or indicates otherwise, and “selling stockholder” refers to UT Group LLC.
You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. The information contained in or incorporated by reference into this prospectus is accurate only as of the dates referenced in this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.
This prospectus contains the terms of this offering. The information incorporated by reference into this prospectus, may add, update or change information in this prospectus. If information filed with the SEC after the date of this prospectus and deemed to be incorporated by reference into this prospectus is inconsistent with this prospectus, the information incorporated by reference into this prospectus will apply and will supersede the information in this prospectus.
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Prospectus Summary
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing or incorporated by reference into this prospectus, including our consolidated financial statements and the accompanying notes. Because this is a summary, it may not contain all of the information that may be important to you. You should read this entire prospectus, as well as the information incorporated be reference herein, before making a decision to invest in our common stock.
The Company
We are a leading licensed and legal online advance deposit wagering, or ADW, company focused on horse racing primarily in the U.S. Based on information compiled by the International Federation of Horseracing Authorities, over 80% of pari-mutuel wagers, or handle, on thoroughbred racing in the U.S. were placed at locations away from the host track. We believe the shift towards off-track wagering has been driven by the betting public’s desire for convenience and access to a broader range of content. Our website, www.youbet.com, and our interactive voice recognition telephonic system, enable our customers to securely wager on horse races at over 150 race tracks worldwide from the convenience of their homes or other locations. Our customers receive the same odds and expected payouts they would receive if they were wagering directly at the host track.
We strive to appeal to both new and experienced handicappers by providing a user-friendly “one-stop-shop” experience. To place a wager, customers open an account and deposit funds with us via several convenient options, including our ExpressCash system, which links our customers’ accounts directly to their personal checking accounts. To enable our customers to make informed wagers, we provide 24-hour access to up-to-the minute track information, real-time odds and value-added handicapping products, such as Turfday Super Stats, a comprehensive database of racing statistics and a grading system to assess trainers, jockeys and horses. Our customers can view high-quality, live audio/video broadcasts of races as well as replays of a horse’s past races. Our convenient automated services are complemented by our player service agents, who are available 15 hours a day, seven days a week to provide technical support and address any wagering or funding questions.
Our content partners provide us the same live satellite feeds that they normally broadcast at the track and to the off-track betting facilities. As a result, our partners have the opportunity to increase the total handle wagered on their racing signal, which we believe leads to higher revenues for the host track and a higher quality of racing through larger purses for the horse owners. In return, we receive a commission, or a percentage of handle, from the race tracks.
Recent Development
On February 10, 2006, we completed our acquisition of all of the outstanding stock of United Tote Company, a supplier of totalisator systems (the systems that process wagers and payouts), wagering terminals and other pari-mutuel wagering services, for approximately $31.9 million plus the guarantee of approximately $14.7 million of United Tote’s secured debt (primarily related to the financing of equipment that is placed with United Tote’s track customers).
We financed the acquisition by delivering to UT Group LLC, United Tote’s former owner, the following consideration:
•	$1.0 million from the purchase escrow account that we previously funded;

•	Approximately $8.7 million from our cash reserves;

•	$5.2 million one-year, unsecured promissory note;

•	$3.2 million two-year, unsecured promissory note;

•	$1.8 million two-year, unsecured promissory note; and

•	2,181,818 shares of Youbet common stock, valued at $5.50 per share.
Each promissory note bears interest at a fixed rate of 5.02% per annum, and the principal amounts are due in full at their respective maturity dates (subject to partial or full prepayment under certain circumstances).

The Youbet shares issued to UT Group LLC are subject to a stockholder rights agreement, and this prospectus was prepared and filed to satisfy our obligation to register such shares with the SEC. We also agreed to a “make-whole” provision pursuant to which we will pay to UT Group a one-time cash payment equal to the amount by which $5.50 exceeds the average trading price of our common stock for the five trading-day period ending on February 9, 2007, multiplied by the number of shares delivered by us and then held by UT Group. In addition, we may cause UT Group to sell some or all of the Youbet shares on or before February 9, 2007, if the trading price is below $5.50 per share, provided that we pay to UT Group the “make-whole” amount within ten trading days of the sale. Further, the make-whole provisions terminate if the trading price of our common stock meets or exceeds $6.15 for any three consecutive trading days during which this prospectus is available for use, or if UT Group sells more than 352,700 shares of our common stock in any five consecutive trading-day period.
Corporate Information
We are incorporated in Delaware. Our principal executive offices are located at 5901 De Soto Avenue, Woodland Hills, California 91367. Our telephone number is (818) 668-2100, and our website address is www.youbet.com. Information contained in, or accessible through, our website does not constitute part of this prospectus.

Risk Factors
An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the risk factors and other information appearing elsewhere in this prospectus and the documents incorporated by reference herein, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition or results of operations.
Risks Related to Our Business
If it is determined that our business practices violate state gaming laws or regulations, we could be subject to claims for damages, fines or other penalties and may be prohibited from accepting pari-mutuel wagers from these states in the future.
We currently have licenses in the states of California, Idaho, Oregon and Washington to operate an ADW multi-jurisdictional wagering hub and/or to accept wagers from residents of such states. We also accept pari-mutuel wagers from subscribers in other states where existing state laws purport to prohibit or restrict our ability to accept pari-mutuel wagers from such states. However, we believe accepting such wagers is permitted pursuant to the Interstate Horseracing Act of 1978, as amended, state laws, and certain other laws and legal principles and doctrines, including those contained in the U.S. Constitution. However, state attorneys general and gaming regulators may interpret state gaming laws, the federal statutes and constitutional principles and doctrines in a narrower manner than we do. If a federal or state court were to adopt such a narrow interpretation of these laws, we may face criminal or civil damages, fines or other penalties and may be prohibited from accepting pari-mutuel wagers in one or more states in the future, which may adversely affect our business and results of operations.
In addition, if any proceedings were brought by governmental or private litigants who disagree with our interpretation of the applicable laws, the adverse publicity, cost of such litigation and diversion of management’s focus and time away from our business operations may have a materially adverse effect on our financial condition and results of operations. From time to time, we have received correspondence from various state governmental agencies inquiring into the legality of our business activities and, in certain circumstances, alleging our non-compliance with state gaming laws. To date, we have responded in a timely manner to all of these inquiries outlining our legal position, which we believe permits our business operations in such states. One or more of these state governmental agencies may not agree with our legal position or could institute proceedings against us that are intended to prohibit or restrict our business.
Furthermore, many states have considered and are considering interactive and Internet gaming legislation and regulations which may inhibit our ability to do business in such states, and anti-gaming conclusions and recommendations of other governmental or quasi-governmental bodies could form the basis for new laws, regulations and enforcement policies that could have a material adverse impact on our business. The extensive regulation by both state and federal authorities of gaming activities also can be significantly affected by changes in the political climate and changes in economic and regulatory policies. Such effects could be materially adverse to Youbet.
If credit card companies, as a policy, refuse to process wagering account transactions due to perceived legal uncertainty surrounding online, live event wagering, our business and results of operations could be adversely affected.
Credit card companies may in the future become hesitant to process deposits, fees and online transactions by our customers. This would limit the methods of payment available to our subscribers, reducing the convenience of our services and may make competitive services more attractive. This may adversely affect our business and our relationship with account wagering entities.
In September 2005, Senator Jon Kyl circulated a proposed bill entitled “The Unlawful Internet Gambling Enforcement Act of 2005,” which would bar credit card issuers and other financial institutions from transmitting money related to online wagering. However, the bill sets out a specific exemption for wagers that comply with the Interstate Horseracing Act. In November 2005, U.S. Representative Jim Leach introduced a similar bill in the House of Representatives. The Leach bill specifically exempts the Interstate Horse Racing Act of 1978 from its definition of “unlawful Internet gambling.” The Leach bill has been approved by the House Financial Services Committee and is pending action on the House floor. U.S. Representative Goodlatte recently introduced a bill entitled “The Internet Gambling Prohibition Act,” which has been scheduled for mark-up in the House Judiciary Committee’s Crime Sub-Committee and, if approved, will go to the full House Judiciary Committee for mark-up. This bill also has a specific exemption from its coverage for the Interstate Horse Racing Act. The House Majority Leader has indicated that Internet gambling legislation will be acted on by the House of Representatives in June 2006. If these bills are signed into law without an exception for legal pari-mutuel wagers placed on horse races, their passage would have a material adverse effect on our business.

If the federal government or state governments impose taxes on wagers, our business or IRG’s business could be adversely affected.
If one or more governmental authorities successfully asserts that we or IRG should collect taxes on wagers, it could adversely affect our business. Neither we nor IRG currently collect taxes for wagers. We and IRG pay all applicable taxes to the State of Oregon where one of our multi-state hubs resides and is currently regulated. However, one or more local, state or foreign jurisdictions may seek to tax online and Internet wagering when a subscriber is physically within their jurisdiction at the time the wager is placed. Such taxes, if imposed, would have a materially adverse effect on our business and IRG’s business.
If our license and content agreement with TVG is terminated or is not renewed, and if we are not able to license such content directly from the track operators, our business and results of operations may be adversely affected.
ODS Technologies, L.P. and ODS Properties, Inc., subsidiaries of Gemstar — TV Guide International, doing business as Television Games Network (together referred to as TVG), have formed exclusive relationships with a number of major U.S. horse tracks. Because of TVG’s exclusive relationship with certain horse tracks, in May 2001, we entered into a license and content agreement with TVG. Pursuant to this license and content agreement, we have a non-exclusive license to access the simulcast audio, video and data content, as well as the wagering pools, of these racetracks. If our agreement with TVG is terminated or is not renewed, and if we are not able to license such content directly from the track operators, our business and results of operations may be adversely affected.
An adverse ruling on one or more claims in our arbitration proceedings with TVG could adversely affect our liquidity and operating performance.
We are involved in arbitration proceedings with TVG to settle a dispute regarding the amount of license and transaction fees payable to TVG from April 1, 2002 through and including March 31, 2005 and certain other matters under our license and content agreement with TVG. On September 23, 2005, TVG filed a Demand for Arbitration with the American Arbitration Association in Delaware seeking monetary damages in the amount of approximately $5.8 million, plus interest, and declaratory relief. We intend to defend this action vigorously, and we also have asserted certain counterclaims and have sought declaratory relief under the license and content agreement. The outcome of the arbitration and counterclaims cannot be predicted at this time. If the arbitration resulted in an adverse ruling against us on one or more of TVG’s claims, our liquidity and future results of operations could be adversely affected.
We face strong competition from the Television Games Network and others.
We believe that our principal domestic competitor in the interactive, pari-mutuel gaming market is TVG, which operates an ADW website and the Television Games NetworkTM. The Television Games Network is a 24-hour national racing channel for distribution over cable and DIRECTV, along with an in-home pari-mutuel wagering system that requires a dedicated television set-top box. Further expansion of the Television Games Network’s product and expansion of exclusive relationships may make it difficult for us to grow our subscriber base and to obtain quality racing content. Additionally, if exclusive relationships account for a significant number of horse tracks, TVG may be able to secure relationships with additional horse tracks on more favorable terms than us.
We compete with several other companies, including America Tab, doing business as Win Ticket, XpressbetTM, a division of Magna, and the Racing Channel, doing business as Oneclickbetting.com. Worldwide, numerous Internet and other interactive ventures have been announced. We expect to compete with these entities, as well as other established companies which may enter the interactive, pari-mutuel gaming market. It is possible that our current and potential competitors may have greater resources than us.
In addition, our license and content agreement with TVG purportedly grants TVG a royalty-free and non-exclusive license to use or sublicense any assignable patents, utility models or other patent rights, as well as any applications, provisional applications and continuations of such rights, owned or acquired during the term of the agreement by Youbet or its affiliates. If TVG were to successfully bring an action to the effect that the intent of the agreement covered assignable patents not integral to providing online ADW services, we could face additional competition and not fully realize the benefits of such acquired patents. Any of the foregoing actions initiated by TVG could be time consuming and divert our attention and resources.
If, in response to allegations brought before the WTO, the U.S. government amends existing laws to exempt foreign providers of online gambling from, or restricts domestic service providers, our business could be adversely affected.

On April 7, 2005, the Appellate Body of the World Trade Organization, or the WTO, circulated its report in a dispute settlement proceeding brought by the Government of Antigua, challenging certain U.S. measures affecting the cross-border supply of gambling and betting services in violation of certain U.S. obligations under the General Agreement on Trade in Services, or GATS. In relevant part, Antigua argued that the U.S. was discriminating between domestic and foreign remote suppliers of wagering services because the Interstate Horseracing Act purports to exempt domestic service suppliers, like Youbet, from the prohibitions of the Wire Act, the Travel Act and the Illegal Gambling Business Act, but does not exempt foreign services suppliers. The WTO found in favor of Antigua, and the U.S. was requested to bring its measures into conformity with its obligations under the GATS. On April 20, 2005, the Appellate Body report was adopted by the Dispute Settlement Body, or the DSB, of the WTO, and the U.S. was requested to bring its measures into conformity with its obligations under the GATS. The United States was given until April 5, 2006 to do so. In a submission to the WTO dated April 10, 2006, the Office of the United States Trade Representative, or USTR, noted that a U.S. Department of Justice official had provided the following information in April 5, 2006 testimony before a Congressional committee: “The Department of Justice views the existing criminal statutes as prohibiting the interstate transmission of bets or wagers, including wagers on horse races. The Department is currently undertaking a civil investigation relating to a potential violation of law regarding this activity. We have previously stated that we do not believe that the Interstate Horse Racing Act, 15 U.S.C. §§ 3001-3007, amended the existing criminal statutes.” The USTR reported, in light of these circumstances, that the United States is in compliance with its WTO obligations. Under WTO rules, the Government of Antigua may challenge that position and seek authorization to impose trade retaliation against the United States. Although the WTO decision and the U.S. Government’s recent submission do not affect any existing federal or state law, we cannot predict what actions, if any, the U.S. Government will take in response to any new WTO proceedings and what effect, if any, the consequences thereof will have on our business and operations.
If we are unable to retain our relationships with our content providers, our business could be adversely affected.
We are dependent upon a limited number of suppliers for the majority of our content, and if any one of those suppliers were to cancel its relationship with us, our business would be adversely affected. Recently, TVG filed a Demand for Arbitration against us with the American Arbitration Association alleging certain underpayments by us and certain breaches by us of our license agreement with TVG. In addition, our right to simulcast and accept wagers on races at a number of the most recognized tracks and races, including The Preakness, one of horse racing’s Triple Crown races, is dependent on our license agreement with Magna, which currently is subject to a one-year agreement expiring December 25, 2006. The cancellation or non-renewal of our license agreements with these content providers or the cancellation or non-renewal of our agreements with a number of our other content providers would adversely affect our business.
If we or IRG are unable to retain our core customer base or if we or IRG fail to attract new customers, our business or IRG’s business could be adversely affected.
Our sophisticated data mining software generates detailed customer segmentation analyses based on variables such as wagering propensities and preferences, which allows us to personalize our product offerings through targeted special offers tailored to specific customer segments. We believe that these techniques help us to retain our best customers. In addition our marketing relationships with ESPN.com, CBS SportsLine.com, the Daily Racing Form and others help us attract new customers. If we or IRG are unable to retain our core customer base through robust content offerings and other popular features, if we or IRG lose customers to our competitors or if we or IRG fail to attract new customers, our business and IRG’s business would fail to grow or could be adversely affected.
The integration of acquired businesses, including IRG and United Tote, may result in substantial costs, delays and other problems.
Our future performance will depend on our ability to integrate the businesses that we acquire, including IRG, which we acquired in June 2005, and United Tote, which we acquired in February 2006. To integrate newly acquired businesses, including IRG and United Tote, we must integrate wagering operations and extend our financial and management controls (such as compliance with Section 404 of the Sarbanes-Oxley Act of 2002) and operating, administrative and information systems in a timely manner and on satisfactory terms and conditions. We may not be able to successfully integrate these and other acquired businesses or realize projected cost savings and synergies in connection with those acquisitions on the timetable contemplated or at all.
Furthermore, the costs of integrating IRG and United Tote could significantly impact our short-term operating results. These costs could include:
•	restructuring charges associated with the acquisitions; and

•	non-recurring acquisition costs, including accounting and legal fees, recognition of transaction-related obligations and various other acquisition-related costs.
The integration of newly acquired businesses will require the expenditure of substantial managerial, operating, financial and other resources and may also lead to a diversion of management’s attention from our ongoing business concerns.

Although we perform diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of the assets and operations of these businesses. Once we acquire a business, we are faced with risks, including:
•	the possibility that we have acquired substantial undisclosed liabilities;

•	further regulatory approvals;

•	the risks of entering markets in which we have limited or no prior experience;

•	the potential loss of key employees or customers; and

•	the possibility that we may be unable to retain key employees or to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.
If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be adversely affected.
System failures or damage from earthquakes, fires, floods, power loss, telecommunications failures, break-ins or other unforeseen events could harm our business.
Our business is dependent upon our communications hardware and our computer hardware, substantially all of which are located at a leased facility in Woodland Hills, California. We have built certain redundancies into our systems to avoid downtime in the event of outages, system failures or damage, but we do not have duplicate geographic locations for our site of operations. Thus, our systems remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, hardware or software error, computer viruses, computer denial-of-service attacks, and similar events. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services. Any unscheduled interruption in the availability of our website and our services results in an immediate, and possibly substantial, loss of revenues. Frequent or persistent interruptions in our services could cause current or potential users to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our site, and could permanently harm our reputation and brand. These interruptions also increase the burden on our engineering staff, which, in turn, could delay our introduction of new features and services on our website. We have property and business interruption insurance covering damage or interruption of our systems. However, this insurance might not be sufficient to compensate us for all losses that may occur.
We may not be able to respond to rapid technological changes in a timely manner, which may cause customer dissatisfaction.
The gaming sector is characterized by the rapid development of new technologies and continuous introduction of new products. Our main technological advantage versus potential competitors is our software lead-time in the market and our experience in operating an Internet-based wagering network. However, we may not be able to maintain our competitive technological position against current and potential competitors, especially those with greater financial resources. Our success is dependent upon new product development and technological advancements, including the development of new wagering platforms. While we expend a significant amount of resources on research and development and product enhancement, we may not be able to continue to improve and market our existing products or technologies or develop and market new products in a timely manner. Further technological developments may cause our products or technologies to become obsolete or noncompetitive.
If we were to lose the services of Charles Champion, Gary Sproule or other key personnel, we may not be able to execute our business strategy.
Our future success depends in a large part upon the continued service of key members of our senior management team. Our Chief Executive Officer and our Chief Financial Officer are critical to the overall management of Youbet as well as the development of our technology, our culture and our strategic direction. While our Chief Executive Officer and our Chief Financial Officer are parties to employment agreements with Youbet, neither of these agreements prohibits the executive from terminating their employment agreement. Our future success depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and we may not be able to retain and attract such employees.

Our operating results and those of IRG fluctuate seasonally and may be adversely impacted by a reduction in live racing dates due to regulatory factors.
We and IRG experience significant fluctuations in quarterly operating results due to the seasonality associated with the racing schedules. Generally, revenues are greater in the second and third quarters of the calendar year. We and IRG carry a limited number of live racing dates and the number of live racing dates varies somewhat from year to year. The allocation of live racing dates in most of the jurisdictions is subject to regulatory approval from year to year and, in any given year, there may not be the same or more racing dates than in prior years. A significant decrease in the number of live racing dates would reduce our revenues and those of IRG and cause business to suffer.
If the horse racing tracks that we or IRG carry experience unfavorable weather, it may cause races to be cancelled which would reduce our revenues and those of IRG and cause business to suffer.
Because horse racing is conducted outdoors, unfavorable weather conditions, including extremely high or low temperatures, excessive precipitation, storms or hurricanes, may cause races to be cancelled. For example, in the fourth quarter of 2005, due largely to inclement weather, we carried 300 fewer races at predominantly premier tracks than in the fourth quarter of 2004. Because a substantial portion of our operating expenses is fixed, a reduction in the number of races held or in the number of horses racing due to unfavorable weather would reduce our revenues and those of IRG and cause business to suffer.
A horse racing industry controversy could cause a decline in bettor confidence and result in changes to legislation, regulation or industry practices, which could materially reduce the amount wagered on horse racing and increase our costs, and therefore, adversely affect our revenue and operating results.
A horse racing industry controversy could cause a decline in bettor confidence and result in changes to legislation, regulation or industry practices. For example, on October 26, 2002, in connection with the Breeders’ Cup World Thoroughbred Championships held at Arlington Park in Chicago, Illinois, only one person placed winning bets on the Pick 6, a bet to pick the winning horse in six consecutive races. The bettor purchased all six winning tickets, valued at more than $2.5 million, through an off-track betting telephone system. Payment of the winnings was withheld when an examination of the winning bets revealed an unusual betting pattern. Scientific Games Corporation, the parent company of Autotote Systems, Inc., later announced that it had fired an employee who had allegedly accessed the totalisator system operated by Autotote Systems, altered the winning Pick 6 tickets, and erased the record of his access. The Federal Bureau of Investigation conducted an investigation, and three individuals pleaded guilty in federal court to conspiring to commit fraud and money laundering. Industry controversy, like the Pick 6 matter, could result in a perceived lack of integrity or security, a decline in bettor confidence, and likely lead to a decline in the amount wagered on horse racing. Any such controversy could lead to changes in legislation, regulation or industry practices, which could result in a material reduction in the amount wagered on horse racing and in the revenue and earnings of companies in the horse racing industry, including us.
If our systems and controls are unable to handle online security risks, our business will be adversely affected.
We use packet filters, firewalls and proxy servers which are all designed to control and filter the data allowed to enter our data center. However, advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may make it easier for someone to compromise or breach the technology we use to protect our subscribers’ transaction data. If such a breach of security were to occur, it could cause interruptions in service and loss of data or cessation in service to our subscribers. This may also allow someone to introduce a “virus” or other harmful component to Youbet causing an interruption or malfunction.
To the extent our activities involve the storage and transmission of information such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies might not be sufficient to reimburse us for losses caused by such security breaches.
Risks Related to Our Acquisition of United Tote
United Tote’s totalisator business is dependent on its relationships with its track and other partners for a substantial portion of its revenue. The loss of all or a portion of these relationships could result in the failure of Youbet to realize the expected level of revenue from its acquisition of United Tote.
United Tote has contracts to provide totalisator services to approximately 110 tracks and other sporting venues that accept wagers, such as Jai Lai. As a result, the success of our acquisition of United Tote depends, in part, on our ability to maintain successful relationships with United Tote’s contract partners. Should these contract partners decide to discontinue purchasing totalisator services from United Tote, Youbet will fail to realize the expected increase in revenue from its acquisition of United Tote.
United Tote’s totalisator business is dependent on the total amount of wagers placed with its track partners.
United Tote’s contracts provide that it will receive a percentage of the pari-mutuel wagering pools for which it provides totalisator services. As the amount of pari-mutuel pools increase, United Tote’s revenues increase. Accordingly, a decrease in wagers placed at one or more of United Tote’s contract partners could cause a decline in United Tote’s and, in turn, our consolidated revenue as the owner of United Tote. Further, any material reduction by any one of United Tote’s contract partners in its level of commitment of resources, funding, personnel, and interest in continued development of horse racing or other wagering-based businesses could cause a decline in wagering and United Tote’s and our consolidated revenue.
United Tote’s totalisator business is dependent upon leading with and responding to technological changes.
United Tote’s success is dependent upon new product development and technological advancements, including the development of more advanced wagering terminals. While United Tote devotes resources to research and development and product enhancement, they may not be able to continue to improve and market existing products or technologies or successfully develop and market new products in a timely manner. Further technological developments by competitors may cause United Tote products or technologies to become obsolete or noncompetitive.
If we were to lose certain key United Tote employees during our integration of United Tote, our business would likely be adversely affected.
Our future success may depend upon maintaining the continued service of certain of United Tote’s key management team and employees. The members of United Tote’s senior management may be critical to our ability to foster a relationship with United Tote’s customers, to integrate United Tote into our operations and to continue the success of United Tote. In addition, the development and manufacturing of United Tote’s products and computer systems requires highly skilled employees whose knowledge of those products and systems is integral to United Tote’s success. If we were to lose certain of United Tote’s highly skilled technical, managerial, marketing and customer service personnel, our business would be adversely affected.
Risks Related to the Ownership of Our Common Stock
The share price of our common stock may be volatile and could decline substantially.
The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of issues, including broad market factors that may have a material adverse impact on our stock price, regardless of actual performance. These factors include:
•	periodic variations in the actual or anticipated financial results of our business or that of our competitors;

•	downward revisions in securities analysts’ estimates of our future operating results or of the future operating results of our competitors;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our common stock; and

•	adverse changes in general market conditions or economic trends or in conditions or trends in the markets in which we operate.
Under the UT Group stockholder rights agreement, we agreed to a “make-whole” provision pursuant to which we will pay to UT Group a one-time cash payment equal to the amount by which $5.50 exceeds the average trading price of our common stock for the five trading-day period ending on February 9, 2007, multiplied by the number of shares delivered by us and then held by UT Group. If the price of our common stock were to decline and UT Group does not sell all or a substantial portion of their Youbet shares prior to February 9, 2007, we could be required to make a substantial payment to UT Group under this “make whole” provision.

If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.
Many factors, including those described under this Item, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:
•	changes in market conditions that can affect the demand for horse race wagering;

•	general economic conditions that affect the availability of disposable income among consumers; and

•	the actions of our competitors.
If our quarterly operating results fall below the expectations of securities market analysts and investors due to these or other risks, securities analysts may downgrade our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock.
We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.
The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then-existing stockholders’ equity interests in us. Our Board of Directors has the authority to issue, without vote or action of stockholders, up to 1,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders’ interest. Our Board of Directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we may issue up to 64,366,373 shares of common stock that are authorized but not issued, and as of December 31, 2005, 3,617,943 of our authorized but unissued shares of common stock in the aggregate were issuable upon the exercise of vested options and outstanding warrants.
We do not intend to pay cash dividends. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.
We have never paid a cash dividend on our common stock, and we do not plan to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to finance our operations and further expansion and growth of our business, including acquisitions. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Special Note Regarding Forward-Looking Statements
This prospectus and the information incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21C of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, including statements concerning possible or assumed future results of operations of Youbet and those preceded by, followed by or that include the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms and other comparable terminology. You should understand that the factors described above under “Rick Factors,” in addition to those incorporated by reference into this prospectus, could affect our future results and could cause those results to differ materially from those expressed in, or implied by, such forward-looking statements.
These forward-looking statements speak only as of the date of this prospectus, the prospectus supplement or the incorporated information, as applicable. We believe it is in the best interest of our investors to use forward-looking statements in discussing future events. However, except as expressly required by federal securities laws, we do not intend to, and you should not rely on us to, revise or update these statements or any factors that may affect actual results, whether as a result of new information, future events or otherwise.
Use of Proceeds
We have registered these shares because of registration rights granted to the selling stockholder. We will not receive any proceeds from the sale of the common stock by the selling stockholder.

Selling Stockholder
This prospectus relates to the offer and sale, from time to time, of up to 2,181,818 shares of common stock by UT Group LLC.
On February 10, 2006, we completed our acquisition of all of the outstanding stock of United Tote, and as partial consideration, we issued 2,181,818 shares of our common stock to the selling stockholder. This transaction was undertaken in reliance on the exemption from registration provided in Rule 506 under the Securities Act.
Pursuant to the terms of a stockholder rights agreement between Youbet and the selling stockholder, we agreed to file the registration statement, of which this prospectus is a part, to register the selling stockholder’s Youbet stock for resale. We also agreed to pay all expenses related to filing the registration statement. For more information about the stockholder rights agreement, see “Prospectus Summary—Recent Developments.”
The following table sets forth the number of shares beneficially owned by the selling stockholder and certain other information regarding such stockholder, as of March 31, 2006. The shares offered by this prospectus may be offered from time to time by the selling stockholder. The following table assumes that the selling stockholder will sell all of the shares being offered for its account by this prospectus. However, the selling stockholder may sell some, all or none of its shares of our common stock offered by this prospectus, and we are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholder will hold the shares of our common stock before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares of our common stock, other than the stockholder rights agreement described under “Prospectus Summary—Recent Developments.” The information in the table below is current only as of March 31, 2006.

			Number of Shares	Number of Shares
	Number of Shares of Common		of Common	of Common Stock
	Stock Beneficially Owned Prior to		Stock Registered	Beneficially Owned After
	the Offering		for Sale Hereby	the Offering(1)
	Number	Percent		Number	Percent

UT Group LLC	2,181,818	6.1%	2,181,818	0	*

*	Less than one percent
(1)	These figures assume that the selling stockholder will sell all of its shares available for sale during the effectiveness of the registration statement of which this prospectus is a part. The selling stockholder is not required to sell its shares. We have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. We believe that the selling stockholder has sole voting and investment power over the shares of our common stock indicated. The percentages are based on 35,760,543 shares of our common stock outstanding on March 31, 2006.
Based on information provided to us, at the time the selling stockholder acquired the shares being offered under this prospectus, other than the UT Group stockholder rights agreement with us described under “Prospectus Summary – Recent Developments,” the selling stockholder had no agreement or understanding, direct or indirect, with any person to distribute its shares.
Based on information provided to us, we believe that the selling stockholder is neither a registered broker-dealer nor an affiliate of a registered broker-dealer.

Plan of Distribution
The shares of our common stock covered by the registration statement, of which this prospectus is a part, are being offered on behalf of the selling stockholder, which as used herein includes donees, pledgees, transferees or other successors-in-interest disposing of shares of our common stock or interests therein received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other transfer. The shares of our common stock or interests therein may be sold from time to time by the selling stockholder directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The shares of our common stock may be sold by one or more of, or a combination of, the following methods, to the extent permitted by applicable law:
•	on the Nasdaq Capital Market (or such other securities market or exchange on which our common stock may be listed);

•	a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	by pledge to secure debts or other obligations;

•	put or call option transactions or through short sales of shares;

•	to cover hedging transactions;

•	underwritten offerings; or

•	any other legally available means.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Upon Youbet being notified by the selling stockholder that it has entered into a material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will prepare and file a supplement that will disclose:
•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.
In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.
The selling stockholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell shares short and redeliver the shares to close out such short positions. The selling stockholder may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The selling stockholder may pledge, transfer, donate or assign their shares of common stock to lenders or others who will be deemed to be the selling stockholder. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.
Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale.
The selling stockholder and any broker-dealers, agents or underwriters that participate with the selling stockholder in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling stockholder on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition, because the selling stockholder may be deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.
Any shares covered by the registration statement, of which this prospectus is a part, that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.
The selling stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations under that statute, including, without limitation, possibly Regulation M. This may limit the timing of purchases and sales of any of the shares by the selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.
We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholder against specified liabilities, including specified liabilities under the Securities Act, and the selling stockholder agreed to indemnify us against certain liabilities, including liabilities under the Securities Act. We also agreed to maintain the effectiveness of this registration statement, subject to certain exceptions, until the earlier of (1) the date on which all shares covered by the registration statement of which this prospectus is a part have been sold or otherwise disposed of pursuant to this prospectus and (2) the date on which the shares may be resold by the selling stockholder and its affiliates without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect. The selling stockholder may sell all, some or none of the shares offered by this prospectus or interests therein.

Legal Matters
Certain legal matters with respect to the validity of the common stock offered pursuant to this prospectus have been passed upon for Youbet by Dow Lohnes PLLC, Washington, D.C.
Experts
The consolidated financial statements of Youbet.com, Inc. and its subsidiaries as of December 31, 2005 and 2004 and for each of the three years ended December 31, 2005, 2004 and 2003, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), appearing in Youbet’s annual report on Form 10-K for the fiscal year ended December 31, 2005 and incorporated by reference into this prospectus, have been audited by Piercy Bowler Taylor & Kern Certified Public Accountants and Business Advisors, an independent registered public accounting firm, to the extent and for the period set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of United Tote Company as of and for the nine months ended September 30, 2005 and as of and for the year ended December 31, 2004, appearing in Youbet’s current report on Form 8-K, dated February 10, 2006, and incorporated by reference into this prospectus, have been audited by Crowe Chizek and Company LLC, independent auditors, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
Where You Can Find More Information
We have filed with the SEC a registration statement on Form S-3 under the Securities Act that registers the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Youbet is subject to the informational requirements of the Exchange Act and files reports, proxy statements and other information with the SEC. Youbet’s SEC filings are available over the Internet at the SEC’s web site, http://www.sec.gov. You also may read and copy any document Youbet files at the SEC’s public reference rooms located at 100 F Street N.E., Washington, D.C. 20549 and at the SEC’s offices in New York and Chicago or obtain copies of such materials by mail. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges, as well as the Public Reference Section’s charges for mailing copies of the documents Youbet has filed.
Information Incorporated by Reference
We have filed the following documents with the SEC. SEC rules permit us to incorporate these filings by reference into this prospectus. By incorporating our SEC filings by reference they are made a part of this prospectus.
•	Our annual report on Form 10-K for the year ended December 31, 2005;

•	Our current report on Form 8-K, dated and filed January 26, 2006;

•	Our current report on Form 8-K, dated February 10, 2006 and filed February 13, 2006;

•	Our current report on Form 8-K, dated and filed March 23, 2006;

•	Our current report on Form 8-K, dated and filed April 21, 2006;

•	Our current report on Form 8-K, dated April 19, 2006 and filed April 25, 2006; and

•	Our registration statement on Form 8-A, filed May 10, 1999, as amended on April 9, 2004.
All documents which we will file with the SEC, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by SEC rules and regulations, shall be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date such documents are filed. Our SEC file number for Exchange Act documents is 0-26015. We will provide without charge, to any person who receives a copy of this prospectus, upon such recipient’s written or oral request, a copy of any document this prospectus incorporates by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:
Scott Solomon
General Counsel
Youbet.com, Inc.
5901 De Soto Avenue
Woodland Hills, CA 91367
Telephone: (818) 668-2100
Any statement contained in this prospectus or in a document incorporated by reference into, or deemed to be incorporated by reference into, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in any other subsequently filed document which also is incorporated by reference into, or is deemed to be incorporated by reference into, this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.